Exhibit 99.2

Frequently Asked Questions:

Investors Community Bank and The Business Bank merger

On November 20, 2015, it was jointly announced that County Bancorp, Inc. and Fox River Valley Bancorp, Inc. have entered into a definitive agreement to merge. Upon completion of the transaction, Fox River Valley’s subsidiary bank, The Business Bank, will merge into County’s subsidiary bank, Investors Community Bank. Below are frequently asked questions about the transaction.

Why are Investors Community Bank and The Business Bank merging?

Investors Community Bank and The Business Bank are strongly aligned with a similar business model that makes this partnership a good fit. We share similar values, cultures and relationship-focused philosophies to help our customers achieve financial success. Our banks are both committed to providing excellent service, and together we will be a stronger organization able to offer added convenience, enhanced products and services and higher lending limits to serve customers’ needs. We will continue to focus on our business and agricultural niches, with a larger geographic base of four banking centers throughout Wisconsin – Green Bay, Appleton, Manitowoc and Stevens Point – that provide additional markets to attract core deposits to fund our loan growth.

What are the terms of the merger?

The banks’ parent companies, County Bancorp, Inc., and Fox River Valley Bancorp, Inc., agreed on November 19, 2015 to combine holding company operations under the name County Bancorp, Inc. The Business Bank will merge into Investors Community Bank, which will create an institution with approximately $1.1 billion in assets, $856 million in loans and $856 million in deposits.

The terms of the agreement, which have been approved by the Boards of Directors of both companies, include cash and stock consideration. The merger requires the approval of several regulatory agencies and Fox River Valley Bancorp, Inc.’s shareholders and is expected to close in the first half of 2016.

Will The Business Bank change its name to Investors Community Bank?

Yes. After the appropriate approvals and closing, we will begin the name change process.

How are The Business Bank and Investors Community Bank alike?

Both banks are well-respected community banks that share a deep commitment to our customers and local communities. We maintain similar values of integrity, relationship banking and value-added service. This merger will allow us to serve customers with more resources and proven stability, while preserving the spirit of community banking in northeast Wisconsin and throughout the state.

How will the bank merger impact customers?

Until final approval and closing, customers will see minimal changes to their day-to-day banking. At this time, customers’ account numbers will stay the same, customers may continue to use the same accounts, checks and deposit slips, and customers may continue to use their ATM or debit cards. After the closing, we anticipate a smooth transition, given the similarities between the banks’ business models. In fact, we anticipate serving our customers even better with a more comprehensive scope of services from both banks. If there are any account changes, customers will receive written communications from us directly along with detailed instructions to ensure a smooth transition.

Will any jobs be lost?

Both banks have been operating at highly efficient levels, and we anticipate very few job losses as a result of this merger. At this time, all of the employees that have been serving you in the past will continue to provide the same exceptional services to which you have grown accustomed.

Will any branches be closed?

No. Because there was no overlap in service areas, the merger is a good fit geographically. The combined organization will be serviced by The Business Bank’s Appleton and Green Bay locations, as well as Investors Community Bank’s Manitowoc and Stevens Point locations, to more effectively serve a broader market throughout northeast Wisconsin.

What’s next?

An integration team comprised of employees from both banks will be established to begin the process of merging operations and systems. Each bank will continue to operate individually until the transaction is finalized. The transaction is expected to be completed in the first half of 2016 and is subject to approval by regulatory authorities and Fox River Valley’s shareholders, as well as certain other closing conditions.

After the merger, will everything be centralized at Investors Community Bank’s headquarters?

Some operational functions will be centralized, while others will be supported at the local banking centers.

What about my stock?

Upon the closing of the merger, County Bancorp, Inc. will purchase all of the outstanding stock of Fox River Valley Bancorp, Inc., so shareholders of Fox River Valley will receive a portion of the merger consideration for their shares. A joint press release that describes the transaction can be found under “News Releases” on Investors Community Bank’s Investor Relations webpage (www.investorscommunitybank.com, click on Investor Relations).

What should I know about each bank?

Investors Community Bank is a wholly-owned subsidiary of County Bancorp, Inc. Founded in 1997, the bank started in Manitowoc with a regional customer base. In the ensuing years, ICB became one of the most successful bank startups in Wisconsin’s history and has been profitable every full year since its inception. With loan relationships in 62 of the state’s 72 counties, it serves farmers throughout Wisconsin and business and retail customers throughout northeastern and central Wisconsin. ICB has full service banking centers in Manitowoc and Stevens Point and loan production offices in Eau Claire, Darlington and Fond du Lac. Tim Schneider is the CEO of the bank. County Bancorp, Inc.’s common stock is traded on the NASDAQ market under the symbol ICBK. As of September 30, 2015, ICB had $845 million in assets, $704 million in loans and $636 million in deposits. It also has an affiliated company, Investors Insurance Services, which sells crop and agriculture insurance to farmers.

The Business Bank was formed in 1999 to serve the financial needs of locally owned and operated businesses and their owners. The founders of the bank holding company, Fox River Valley Bancorp, Inc., believed there was a need for a locally owned and managed bank that exclusively serviced locally owned and operated businesses. With 65 local investors who shared the same vision, the required capital was raised and the bank was formed in Appleton, Wisconsin. Its niche market approach has been well received by businesses across the NEW North, and in 2007 a Green Bay location was added. Bill Hodgkiss is the CEO of the bank. As of September 30, 2015, The Business Bank had $255 million in assets, $152 million in gross loans and $220 million in deposits.

Who can I contact with further questions?

Investors Community Bank: Tim Schneider, CEO, (920) 686-5604, tschneider@investorscommunitybank.com

The Business Bank: Bill Hodgkiss, CEO, (920) 882-3856, bhodgkiss@thebizbank.biz

November 20, 2015